UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 333-65958
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

REQUIRED INFORMATION
Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
Financial Statements and Exhibits
(a) Financial Statements:

Report of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007

Notes to Financial Statements

Supplemental Schedules:

Schedule H, line 4a — Schedule of Delinquent Participant Contributions

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
(b) Exhibits
23.1	Consent of Crowe Chizek and Company LLC

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Zimmer Holdings, Inc. Savings and Investment Program
Warsaw, Indiana
We have audited the accompanying statements of net assets available for benefits of the Zimmer Holdings, Inc. Savings and Investment Program (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
South Bend, Indiana
June 23, 2008

Zimmer Holdings, Inc. Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2007 and 2006

	2007	2006
Investments at fair value (Notes 1, 2, 3 and 4)
Program interest in Zimmer Master Trust (Note 4)	$290,965,904	$279,103,800

Contributions receivable
Employee	563,610	494,507
Employer	1,860,990	1,419,229

Total contributions receivable	2,424,600	1,913,736

Total assets	293,390,504	281,017,536

Net assets reflecting all investments at fair value	293,390,504	281,017,536

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	254,482	424,138

Net assets available for benefits	$293,644,986	$281,441,674

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2007

Additions to net assets attributed to:
Investment income
Program interest in Zimmer Master Trust investment income (Note 4)	$7,911,415

Contributions
Employees	15,681,147
Employer	9,803,666
Rollovers	1,743,143

Total contributions	27,227,956

Total additions	35,139,371

Deductions from net assets attributed to:
Benefits paid directly to participants	24,089,706
Other	41,326

Total deductions	24,131,032

Net increase prior to transfers	11,008,339

Transfer from Musculoskeletal Management Systems Plan (Note 2)	1,194,973

Net increase	12,203,312

Net assets available for benefits
Beginning of year	281,441,674

End of year	$293,644,986

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007
1. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Zimmer Holdings, Inc. Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Valuation of Investments and Income Recognition
The assets of the Program are held by Fidelity Management Trust Company, the trustee of the Program, in a master trust and are commingled with certain assets of another benefit plan sponsored by Zimmer Holdings, Inc. (the “Company” or “Employer”). The Program’s investment in the master trust is stated at estimated fair value. The fair value of the Program’s interest in the Zimmer Master Trust is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Assets in the Zimmer Master Trust include common stocks (the Zimmer Stock Fund), mutual funds, common/collective funds, cash and cash equivalents and participant loans. The Zimmer Stock Fund consists of shares of the Company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price.
Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund’s net asset value reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager, on the last day of the Program year. The fund’s net asset value is determined by the bank or entity sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Net assets available for benefits reflects the Program’s interest in the contract value of the stable value fund held in the Master Trust, because the Program’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Participant loans are valued at cost, which approximates fair value.
The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Effect of Newly Issued But Not Yet Effective Accounting Standards
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007
15, 2008, and interim periods within those fiscal years. The impact of the adoption of FAS 157 on the Program’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Statement provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new Statement is effective for the Program on January 1, 2008. The Program did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Program provides for various investment options in any combination of the Zimmer Stock Fund, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Tax Status and Reporting
The Program obtained a determination letter on July 25, 2002, in which the Internal Revenue Service (“IRS”) stated that the Program, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been restated and was filed with the IRS in January 2008 to obtain a favorable determination letter for all previous amendments. The Program administrator believes the Program is currently designed and is being operated in compliance, as self-corrected under the IRS’ program, with the applicable requirements of the IRC.
2.  Description of Program
The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Program document, available from the Program administrator, for a more complete description of the Program’s provisions. In the event of a conflict, the Program document, as amended from time to time, shall control.
The Program was established August 6, 2001, concurrent with the date the Company was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007
under the Bristol-Myers Squibb Company Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the employer match after six months of service. Employees of the Company who are not anticipated to work 1,000 hours per year may participate in the Program upon completing 1,000 hours of service in a twelve-month period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
In October 2003, the Company acquired Centerpulse AG (“Centerpulse”). Certain employees of Centerpulse in the U.S. were participants in the Centerpulse Retirement Plan. Effective April 1, 2004, the participants of the Centerpulse Retirement Plan became part of the Program, and are eligible for the same benefits as Company employees hired on or after September 2, 2002.
In April 2004, the Company acquired Implex Corp. (which was subsequently renamed Zimmer Trabecular Metal Technology, Inc.), a privately held orthopaedics company based in New Jersey. Effective January 2, 2005, the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan participants became active participants of the Program, and the employees of Zimmer Trabecular Metal Technology, Inc. became eligible for the same benefits as Company employees hired on or after September 2, 2002.
In June 2006, the Company acquired Musculoskeletal Management Systems, LLC, more commonly known as the Human Motion Institute (HMI), a healthcare consulting company based in Pennsylvania. Certain employees of HMI were participants in the Musculoskeletal Management Systems 401(k) Plan (“HMI Plan”). Effective December 31, 2007, the participants of the HMI Plan became part of the Program, and are eligible for the same benefits as employees hired on or after September 2, 2002. Accordingly, approximately $1,174,349 was transferred to the Program’s master trust and participant loans of $20,624 were transferred to the Program from the HMI Plan.
Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 30 percent of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 24 percent, may then be authorized by the participant. All contributions are subject to certain limitations.
For participants hired on or after September 2, 2002, including all participants that were participants in the Centerpulse Retirement Income Plan, the Musculoskeletal Management System 401(k) Plan, or the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan, the Company shall contribute a matching contribution equal to 100 percent of the first 6 percent of the participant’s contributions made to the Program, after six months of service. Additionally, participants hired on or after September 2, 2002, after completing six months of service, receive a fixed Company contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program. However, the participant must be employed on the last day of the applicable plan year (December 31) in order to receive this fixed Company contribution.
For participants hired before September 2, 2002 by the Company, excluding all participants that were participants in the Centerpulse Retirement Income Plan, the Musculoskeletal Management System 401(k) Plan, or the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan, the Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. Participants hired before September 2, 2002, also participate in a defined benefit plan.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007
All Company matching and fixed contributions are allocated to the participants’ accounts based upon their current investment elections.
The assets of the Program are held in the Zimmer Master Trust, which contains various fund options from which participants select to allocate their contributions and earnings thereon. As of December 31, 2007, the Program offered a money market fund, a common/collective fund, 34 mutual funds (25 as of December 31, 2006) and a Zimmer Stock Fund as options for participants. All investments are participant directed.
Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the various funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer matching contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. Any portion of a participant’s account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. At December 31, 2007 and 2006, there were $339,830 and $300,265 of non-vested forfeitures available to reduce future Employer contributions, respectively. The $339,830 of non-vested benefits at December 31, 2007, plus additional forfeitures in January and February 2008, were utilized in February 2008 to reduce the employer contribution receivable as of December 31, 2007 by $375,000. The employer contribution receivable amount as of December 31, 2007 recorded in the statement of net assets available for benefits reflects this reduction.
Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Effective April 1, 2005, all distributions are made in lump-sum amounts. Prior to April 1, 2005, at the Participant’s discretion, distributions could be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2 or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2007 and 2006.
Program expenses are paid by the Program, to the extent not paid by the Company.
Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then-existing prime rate offered by banks plus one percent. The loans are collateralized by the participants’ vested account balances and shall be repaid over a period as elected by the participant, not to exceed five years unless used in the purchase of a home.
Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.
3. Investments
The Program’s interest in the Zimmer Master Trust, at estimated fair value, represents 5 percent or more of the Program’s net assets at December 31, 2007 and 2006.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007
4. Interest in Zimmer Master Trust
The Program’s investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and certain assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific underlying investments of the Master Trust. Accordingly, each plan’s investment percentage in the Zimmer Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2007 and 2006, the Program’s interest in the net assets of the Zimmer Master Trust was approximately 98.8 percent and 98.6 percent, respectively. The Program’s approximate share of the Zimmer Master Trust’s investment activities for the year ended December 31, 2007 was 97.6 percent. Investment income and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.
The following presents the fair value of investments and the Program’s percentage interest in each investment for the Zimmer Master Trust at December 31, 2007 and 2006 and the related investment income and percentage interest of the Program for the year ended December 31, 2007:

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007

	2007		2006
Investments at fair value based on quoted market prices:
Zimmer Stock Fund	$49,912,026	93.8%	$59,095,743	93.9%
Mutual funds	190,969,897	100.0	171,792,847	100.0
Investments at estimated fair value:
Common/collective trust fund	33,565,614	100.0	35,374,070	100.0
Cash and cash equivalents	13,792,940	100.0	11,555,077	100.0
Participant loans	6,204,270	93.8	5,334,642	92.0

Total investments at fair value	294,444,747		283,152,379

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	254,482		424,138

Total investments, reflecting fully benefit-responsive contracts at contract value	$294,699,229		$283,576,517

Investment income
Interest and dividends	$12,922,551	100.0%

Loan interest	$446,124	93.3%

Net appreciation in fair value of investments
Common stocks	$(8,005,771)
Mutual funds	2,056,562

	$(5,949,209)	91.3%

5. Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Program, any party rendering services to the Program, the employer and certain others. At December 31, 2007 and 2006, certain investments of the Program were held in investment funds which were managed by the trustee. Fidelity is the Program custodian and, therefore, these transactions and the Program’s payment of custodial fees to Fidelity qualify as party-in-interest transactions. Participant loan transactions and investments are also party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Participants in the Program may invest their contributions in the Zimmer Stock Fund, which primarily holds shares of Zimmer common stock. At December 31, 2007 and 2006, the Zimmer Master Trust held 733,210 and 732,947 shares, respectively, of Zimmer common stock with a historical cost of

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2007
$46,323,407 and $43,453,403, respectively, and a market value of $48,501,842 and $57,448,386, respectively. These transactions are exempt from the ERISA prohibited transaction rules.

The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$293,644,986	$281,441,674
Excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	(254,482)	(424,138)

Net assets available for benefits per the Form 5500	$293,390,504	$281,017,536

The following is a reconciliation of the net increase prior to transfers for the year ended December 31, 2007 per the financial statements to net income per the 2007 Form 5500:

2007
Net increase prior to transfers per the financial statements	$11,008,339
Change in excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	169,656

Plan transfers reported in rollovers	(106,566)

Net income per the Form 5500	$11,071,429

7. Subsequent Event

In April 2007, the Company acquired Endius Incorporated (Endius), a spinal products company based in Massachusetts. Certain employees of Endius were participants in the Endius Incorporated 401(k) Plan (“Endius Plan”). Effective January 2, 2008, the participants of the Endius Plan became part of the Program, and are eligible for the same benefits as employees hired on or after September 2, 2002. Accordingly, approximately $1,867,823 was transferred to the Program’s master trust from the Endius Plan, and were invested based upon the participant’s current investment elections.

Zimmer Holdings, Inc. Savings and Investment Program
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2007
Name of plan sponsor: Zimmer Holdings, Inc.
Employer identification number: 13-4151777
Three-digit plan number: 001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$—

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	699

Total Delinquent Participant Contributions (line 4a of Schedule H)	699

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$699	(1)

(1)	This entire amount was corrected under the EPCRS Program.

Zimmer Holdings, Inc. Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2007
Name of plan sponsor: Zimmer Holdings, Inc.
Employer identification number: 13-4151777
Three-digit plan number: 001

(C)
Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Participant loans (1,074 loans)	$5,821,012 principal amount, interest rates ranging from 5.0% to 10.5%, due through December 4, 2017	**	$5,821,012

*	Party-in-interest

**	Investments are participant directed, therefore, historical cost information is not required

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
	By:	/s/ Renee P. Rogers
Date: June 23, 2008	Name: Renee P. Rogers
Title: Vice President, Global Human Resources